SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-K/A

                                   AMENDMENT 1

     (Mark One) [X] Annual Report Pursuant To Section 13 Or 15(d) Of The Securities Exchange Act of 1934 For the fiscal year ended July 27, 1996.

                                                                  OR

     [ ] Transition Report Pursuant To Section 13 or 15(d) Of The Securities Exchange Act of 1934 For the transition period from _______ to _______

                          Commission file number 1-7636

                              DATAPOINT CORPORATION
               (Exact name of registrant as specified in charter)

         Delaware                           74-16015174
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)

                     4 rue d'Aguesseau 75008, Paris, France
               8410 Datapoint Drive, San Antonio, Texas 78229-8500
              (Address of principal executive offices and zip code)

                               (33-1) 40 07 37 37
                                 (210) 593-7000
              (Registrant's telephone number, including area code)


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Datapoint Corporation
                                  (Registrant)

                                    By  /s/ Phillip P. Krumb___
                                    Phillip P. Krumb
Date: June 27, 1997                Chief Financial Officer

                                INDEX TO EXHIBITS

                                                                   Sequentially
Exhibit                                                                Numbered
Number                     Description of Exhibits                        Pages

(28)     Annual Report on Form 11-K for the years ended December
         31, 1996 and 1995 for the Datapoint Corporation Profit
         Sharing/Employee Savings Plan.

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549


                                   ___________



                                    FORM 11-K


                                   ___________



                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



                      For The Year Ended December 31, 1996





                                   ___________



         THE DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN


                              Datapoint Corporation

                              8410 Datapoint Drive
                          San Antonio, Texas 78229-8500

Item 1.  Changes in the Plan.

None.

Item 2.  Changes in Investment Policy.

None.

Item 3.  Contributions Under the Plan.

     During 1996 and 1995, Datapoint Corporation (the "Company") made no discretionary contributions to the Datapoint Corporation Profit Sharing/Employee Savings Plan (the "Plan").

Item 4.  Participating Employees.

There were 84 employees who were participants in the Plan December 31, 1996.

Item 5.  Administration of the Plan.

     (a) The following is a list of the names, addresses and positions or offices held with Datapoint Corporation of all persons who are members of the Committee which administers the Plan:

                                            Positions or Offices Held
         Name and Address                   with Datapoint Corporation

         Gerald N. Agranoff                 Vice President, General
         8410 Datapoint Drive               Counsel and Corporate
         San Antonio, Texas 78229           Secretary

         Patrick J. Dossey                  Plan Administrator
         8410 Datapoint Drive
         San Antonio, Texas 78229

     (b) None of the above administrators received any compensation for services from the Plan during the year ended December 31, 1996.


Item 6.  Custodian of Investments.

     (a) Fidelity Management Trust Company ("FMTC") acts as manager of all securities, except Datapoint Common Stock, and investments of the Plan transferred to it by Frost National Bank. Funds are invested in accounts allowed by the Plan and as directed by the participants. FMTC, a subsidiary of Fidelity Investments, a Massachusetts investment company (located at 82 Devonshire Street, Boston, Massachusetts 02109), offers various trust services to corporate and personal trust account customers.

     Frost National Bank, as Trustee, acts as a carrier between Datapoint and FMTC for funds related to the Plan. Frost is custodian for the Datapoint Common Stock. Frost is responsible for investing any daily cash balances not transferred to FMTC. Frost National Bank, a Texas banking corporation (located at 100 West Houston St., San Antonio, Texas 78296), offers various trust services to corporate and personal trust account customers.

     (b) For the year ending December 31, 1996, Frost National Bank received compensation of approximately $12,155 from the Plan.

     (c) FMTC is required by Section 17(g) of the Investment Company Act of 1940 to maintain a bond covering it against larceny and embezzlement by its officers and employees. FMTC also maintains insurance coverage against losses resulting from errors and omissions by its employees, officers and trustees and for losses resulting from electronic and computer crime. Coverage under these policies is more than adequate to cover any potential losses incurred by the Plan. Frost National Bank is also covered by an error and omission bond and collateral asset program which is more than adequate to cover any potential losses incurred by the Plan.


Item 7.  Reports to Participating Employees.

     At the end of each calendar quarter, each participant receives an individual participant statement disclosing the status of their account during the preceding quarter (including the opening and closing totals, and a breakdown of withdrawals, contributions, and other allocations to or from the account). As the Plan is modified, each participant receives a copy of the updated prospectus relating to the Plan. Each participant also receives the annual report of the Plan which includes financial statements of the Plan. Employees also receive quarterly and annual reports of the Company as they are applicable to the Plan.


Item 8.  Investment of Funds.

There were no commissions paid during the year ended December 31, 1996 and 1995.




Item 9.  Financial Statements and Exhibits.

(a) Financial Statements                                                Page No.

  Report of Independent Auditors                                           F-1

  Statement of Net Assets Available for Benefits with Fund Information -
  December 31, 1996                                                        F-2
  Statement of Net Assets Available for Benefits with Fund Information-
  December 31, 1995                                                        F-3

  Statement  of  Changes  in Net  Assets  Available  for  Benefits  with Fund
  Information- December 31, 1996                                           F-4

(b) Notes to Financial Statements                                          F-5

(c) Schedules:

     Schedules I, II and III have been omitted because the required information is shown in the financial statements.

                              DATAPOINT CORPORATION

                      PROFIT SHARING/EMPLOYEE SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1996 AND 1995


                                      WITH

                         REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS



Report of Independent Auditors


Audited Financial Statements

      Statements of Net Assets Available for Benefits with Fund Information -
            December 31, 1996 and 1995

     Statements  of Changes  in Net  Assets  Available  for  Benefits  with Fund
            Information - Year Ended December 31, 1996


Notes to Financial Statements


Supplemental Schedules


     Line 27a - Schedule of Assets Held for Investment Purposes

     Line 27d - Schedule of Reportable Transactions



     A schedule of party-in-interest transactions has not been presented because there were no transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

                         Report of Independent Auditors

Trust Committee
Datapoint Corporation
 Profit Sharing/Employee Savings Plan

     We have audited the accompanying statements of net assets available for benefits of the Datapoint Corporation Profit Sharing/Employee Savings Plan, (the
Plan), as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the 1996 financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                              Ernst & Young LLP
Dallas, Texas
April 18, 1997

                       Datapoint Corporation 401(k) Plan
      Statement of Net Assets Available for Benefits with Fund Information


                                                                                December 31, 1996

                                                              Inter-
                                                              national   Managed               Datapoint
                                                  Equity      Growth &   Income       Cash      Common     Asset
                                      Magellan    Income      Income     Portfolio    Reserves   Stock     Manager     Total


Assets
Cash and cash equivalents             $    3,771   $   1,769   $  1,233   $  1,985    $  1,816   $  1,013  $  1,315   $   12,902
Investments, at fair value               938,998     424,956     70,872    665,767     503,277    195,442   151,165    2,950,477

 Total Investments                       942,769     426,725     72,105    667,752     505,093    196,455   152,480    2,963,379

Receivables:
Interest Receivable                            -          -           -         31          29          -         -           60
Dividends Receivable                           -          8           -          -           -          -     2,733        2,741
Employer's Contribution                        -        735       1,225          -           -          -     2,832        4,792

 Total receivables                             -        743       1,225         31          29          -     5,565        7,593

Liabilities:
Administration Fee Payable                 7,327      2,594         828      4,580       3,880         72     1,219       20,500
Other Liabilities                          2,573          -           -        813       7,500        161         -       11,047

 Total Liabilities                         9,900      2,594         828      5,393      11,380        233     1,219       31,547

Net assets available for benefits     $  932,869   $424,874    $ 72,502   $662,390    $493,742   $196,222  $156,826   $2,939,425


The accompanying notes are an integral part of these statements.

                        Datapoint Corporation 401(k) Plan
      Statement of Net Assets Available for Benefits with Fund Information


                                                                                December 31, 1995

                                                        Inter-
                                                        national   Managed                Datapoint
                                              Equity    Growth &   Income       Cash       Common    Asset
                                 Magellan     Income    Income     Portfolio    Reserves   Stock    Manager     Total


Assets
Cash and cash equivalents       $    1,507   $      42   $     42   $    171    $      -   $    512  $      -   $    2,274
Investments, at fair value       1,389,852     492,648    157,173    869,377     753,375     13,063   229,036    3,904,524

  Total Investments              1,391,359     492,690    157,215    869,548     753,375     13,575   229,036    3,906,798


Receivables:
Interest Receivable                      -          -           -         30          30          -         -           60
Dividends Receivable                     -          8           -          -           -          -     2,733        2,741
Employer's Contribution                  -      2,066       1,914          -           -          -     2,949        6,929

   Total Receivables                     -      2,074       1,914         30          30          -     5,682        9,730

Liabilities:
Administration Fee Payable           7,328      2,594         828      4,580       3,880         72     1,220       20,502
Other Liabilities                    1,126          -           -        261       6,380        151         -        7,918

 Total Liabilities                   8,454      2,594         828      4,841      10,260        223     1,220       28,420

Net assets available
for benefits                    $1,382,905   $492,170    $158,301   $864,737    $743,145    $13,352  $233,498   $3,888,108



The accompanying notes are an integral part of these statements.

                         Datapoint Company 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information


                                                            Year Ended December 31, 1996

                                                                Inter-
                                                                national   Managed              Datapoint
                                                     Equity     Growth &   Income       Cash     Common    Asset
                                         Magellan    Income     Income     Portfolio   Reserves   Stock    Manager     Total


Additions to net assets
attributed to:
Investment Income:
 Interest Income                         $    1,036   $    315    $    406  $    738    $    229    $     -   $   241   $  2,965
 Dividend Income                            188,595     30,037          84    47,279      32,531         407   14,610    313,543
 Net appreciation (depreciation)
  in fair value of investments              (61,890)    64,006      21,999    (1,274)        (45)       (893)   9,761     31,664
                                            -------     ------      ------    ------         ---        ----    -----     ------
                                            127,741     94,358      22,489    46,743      32,715        (486)  24,612    348,172
                                            -------     ------      ------    ------      ------        ----   ------    -------
Contributions:
 Participant's                               90,370     39,351      17,610    29,938      28,774       8,921   25,920    240,884
 Employer's                                  15,344      6,714       3,352     5,626       7,538       1,334    4,324     44,232
                                             ------      -----       -----     -----       -----       -----    -----     ------
                                            105,714     46,065      20,962    35,564      36,312      10,255   30,244    285,116
                                            -------     ------      ------    ------      ------      ------   ------    -------

Total additions                             233,455    140,423      43,451    82,307      69,027       9,769   54,856    633,288

Deductions
Deductions from net assets
attributed to:
 Benefits paid to participants              621,855    197,093      50,809   417,167     224,046       4,288   41,292  1,556,550
 Administrative expenses                      6,873      2,695         941     4,098       3,297         761    1,491     20,156
 Forfeitures                                  1,447      1,331         689       552       1,120          10      116      5,265
                                              -----      -----         ---       ---       -----          --      ---      -----
   Total deductions                         630,175    201,119      52,439   421,817     228,463       5,059   42,899  1,581,971

Net increase (decrease) prior
   to interfund transfers                  (396,720)   (60,696)    (8,988)  (339,510)   (159,436)      4,710   11,957   (948,683)
Interfund transfers                          53,316      6,600     76,811   (137,163)     89,967    (178,160)  88,629          0
                                             ------      -----     ------   --------      ------    --------   ------          -
 Net increase (decrease)                   (450,036)   (67,296)   (85,799)  (202,347)   (249,403)    182,870  (76,672)  (948,683)

Net assets available for benefits:
 Beginning of year                        1,382,905    492,170     158,301   864,737     743,145      13,352  233,498  3,888,108
 End of year                             $  932,869   $424,874    $ 72,502  $662,390    $493,742    $196,222 $156,826 $2,939,425
                                         ==========   ========    ========  ========    ========    ======== ======== ==========



The accompanying notes are an integral part of these statements.

           DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995


DESCRIPTION OF THE PLAN

     The Datapoint Corporation Profit Sharing/Employee Savings Plan (the "Plan") was adopted effective January 1, 1988, to provide retirement and other benefits for employees of Datapoint Corporation (the "Company") and certain of its subsidiaries. The Plan contains a cash or deferred arrangement pursuant to
Section 401(k) of the Internal Revenue Code of 1986 (the "Code").

     The following brief descriptions of the Plans provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

     ERISA - The Plan is generally subject to the provisions of Titles I (Protection of Employee Benefit Rights), II (Amendments to the Internal Revenue Code Relating to Retirement Plans) and III (Jurisdiction, Administration, Enforcement) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). However, the Plan, as a defined contribution plan, is not subject to
Part 3 of Title I of ERISA (Funding) nor the Title IV of ERISA (Plan Termination Insurance).

     Plan administration - The Plan is administered by a plan administrator, which is currently the Company.

     Participation - All United States employees of the Company are eligible to participate in the Plan provided that the employee has been employed for at least 12 months by the Company, and has attained 21 years of age.

Contributions - The Plan is funded by the following contributions:

     1. Basic Contributions - These are voluntary pre-tax contributions to the Plan and are made by a participant's election to reduce his compensation by an amount measured in whole percentages ranging between 1 percent and 8 percent. "Compensation" means the salary, wages and commissions paid by the Company to an employee while he is a participant in the Plan, including the basic contributions, but excluding all other employer contributions to the benefit plans and all other forms of compensation.

     The Plan places a fixed dollar limit per year on each employee's basic contribution. The 1996 dollar limit was $9,500 as established by treasury regulations and will be adjusted for inflation pursuant to treasury regulations.

     Basic contributions are subject to certain tests established by the Internal Revenue Service (the "IRS") which are intended to prevent discrimination against lower paid employees, commonly referred to as the actual deferral percentage ("ADP") test. The ADP test imposes ceilings on the amounts that can be contributed as basic contributions by certain "highly compensated employees," as specified by the Code.

     2. Additional Basic Contributions - For any given Plan year in which the Plan fails to meet the ADP test, the Company may elect to make additional basic contributions to the account of each non-highly compensated employee in amounts necessary to cause the Plan, after such contributions are made, to meet the test. The additional basic contribution made to each non-highly compensated employee is to be a uniform percentage of such participant's annual
compensation.   During   1996  and  1995,   there  were  no   additional   basic
contributions.

     3. Discretionary Contributions - At the discretion of the Board of Directors (the "Board") of the Company, the Company may contribute to the Plan, as of the Plan Year, an amount in addition to the matching contribution (see below). This contribution will be allocated to each eligible employee based on the percentage each eligible employee's Plan compensation is to the total covered Plan compensation. The Company anticipates that its discretionary contribution will be made annually contingent upon the Company meeting financial goals established annually by the Board. During the years ended December 31, 1996 and 1995, the Company made no discretionary contributions to the Plan.

     4. Matching Contributions - During the years ended December 31, 1996 and 1995, the Company contributed $.25 for each $1.00 of basic contribution (limited to the first 5 percent) contributed per participant. The matching contribution is made on the same frequency as the basic contribution and deposited to the Plan at the same time as the basic contribution.

     5. Rollover Contributions - A participant, with the approval of the Plan administrator, may rollover to the Plan amounts distributed directly from a qualified plan maintained, or formerly maintained, by a current or former employer. Any amount so transferred will become subject to all the terms of the Plan and will be deposited in a rollover account. The aggregate of all contributions made to the Plan (other than rollover contributions) may not exceed the lesser of $30,000 or 25 percent of any participant's compensation for any one year.
                                     F - 6

     Transfers - The Plan allows participants to transfer their account balances from one fund to another once each quarter.

     Withdrawals - Under Section 401(k) of the Code, participants' contributions may be withdrawn upon attainment of age 59 1/2 or to satisfy a financial hardship as defined by the IRS regulations. Distributions under the Plan generally must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2 or retires, whichever is later. If a participant demonstrates to the Plan administrator that they have a financial hardship as defined by the IRS regulations, they may request a withdrawal from their rollover and/or basic contribution account an amount sufficient to meet the financial need. Such withdrawal is restricted to their rollover contribution (including earnings) and their basic contribution (excluding earnings).

     Forfeitures - Nonvested amounts in terminating participants' accounts will be forfeited and used to (1) reinstate previously forfeited account balances of former participants that have returned to the Company and (2) reduce the Company's obligation to contribute to the Plan. The forfeitures will be taken from the participants' accounts at the time final distributions are made to the employee(s) and may be utilized by the Company at the next quarterly valuation date.

     Distributions - A participant who ceases to be an employee is entitled to receive their vested interest in the Plan, which is their total vested participant account balance as of the quarterly valuation date coinciding with or immediate following their termination of employment. If a discretionary contribution is made at the end of the year in which the participant's employment terminates, a participant whose employment terminates as a result of retirement, disability or death will receive an additional distribution equal to their pro rata share of the discretionary contribution.

     Vesting - Participants are vested in the Plan at the rate of 25 percent per year. A participant is 100 percent vested in any contributions that they make to the Plan and earnings on those contributions.

     Termination - While the Company has not expressed any intent to discontinue the Plan, the Board may terminate it upon notice to and approval by the appropriate governmental agencies having jurisdiction of such termination under ERISA. All of the participants' benefits under the Plan, accrued as of the termination date, will become 100% vested.

     Federal Income Tax Consequences - The contributions to the Plan will have the following tax consequences:

     1. Basic contributions reduce the participant's taxable income by the amount of such contributions. The participant is not taxed when such contributions are made and neither the contributions nor earnings thereon are taxed while such amounts remain in the Plan. Basic contributions are generally subject to withholding of social security taxes on such amounts.

     2. Additional basic contributions are not taxable to the participant when such contributions are made and neither the contributions nor the earnings thereon are taxed while such amounts remain in the Plan.

     3.  Participants  are  not  taxed  on  matching   contributions  when  such
contributions are made and neither the contributions nor earnings thereon are taxed while such amounts remain in the Plan.

     4. The earnings on rollover contributions are not taxed while such amounts remain in the Plan.

     The distributions of participant accounts will have the following federal income tax consequences:

     1. Basic contributions, matching contributions, additional basic contributions and discretionary contributions and earnings accrued thereon (other than unrealized appreciation in stock value) are taxed at ordinary income rates (subject to lump sum distribution rules) upon withdrawal.

     2. Distributions of "excess contributions" under the ADP rules (and any income relating thereto) are taxable to participants at ordinary income rates as of the calendar year in which the employee would have received the contribution as cash (but for the deferral elections). Distributions of excess matching distributions (and any income relating thereto) are taxable at ordinary rates as of the calendar year on behalf of which the contributions were made.

     3. Amounts received as the result of a hardship withdrawal are taxable at ordinary income rates in the year of receipt and will be subject to a 10 percent penalty if the participant is under age 59 1/2.

     4. Distributions attributable to basic contributions, matching contributions and the earnings thereon, which are paid in a lump sum to the recipient in one taxable year and which constitute the balance to the credit of such participant, may be eligible for five-year (and in limited circumstances, ten-year) averaging under Section 402(d) of the Code.

     5. Any taxable distribution will be subject to an additional 10 percent penalty if it was not made as a result of death, disability, separation of service after age 55, or an in-service distribution after age 59 1/2.


     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Investments are valued at market value for those investments having readily available market quotations and fair value for other investments as of December 31, 1996 and 1995. Cost of investments sold is determined based on the average cost method.

     The Company is reimbursed by the Plan for certain fees and expenses incurred for administration of the Plan.

     An IRS determination letter dated October 8, 1994, has been received stating that the Plan qualifies under Section 401(a) and 401(k) of the Code and the related trust is therefore exempt from federal income tax under Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS.

     On January 1, 1988, the Company entered into an agreement with Frost National Bank (the "Trustee") and established the "Datapoint Corporation Profit Sharing/Employee Savings Plan Trust" (the "Trust") to carry out the purposes of the Plan.


     The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) on the accrual method of accounting. The preparation of the financial statements and accompanying notes in conformity with GAAP requires management to make certain estimates and assumptions that effect the amounts reported. Actual results could differ from these estimates.

     The Trustee maintains the contributions in accordance with participants' instructions in one or more of the investment options. The first six investment options are sponsored by Fidelity Investments. The seven investment options are:


     1. Managed Income Portfolio Fund This fund invests in short-and long-term investment contracts with blended interest rates issued by insurance companies, banks, or other approved financial institutions. The fund also invests in money market instruments for liquidity. The goal of the fund is to maintain a stable $1/share price, but the yield will fluctuate.

     2. Cash Reserves Fund This fund invests exclusively in Fidelity Investments Cash Reserves Mutual Fund which is a money market fund that seeks to maintain the principal's value at a stable level. This fund invests in high-quality U.S. dollar denominated money market instruments of domestic and foreign issuers. The dividend yield fluctuates daily in response to changes in short-term interest rates.


     3. Equity-Income Fund This fund invests exclusively in Fidelity Investments Equity-Income Mutual Fund which is a growth and income fund. It seeks a reasonable income by investing primarily in income-producing equity securities. The fund normally invests at least 80 percent of assets in income-producing common or preferred stock, bonds and convertible securities.


     4. Magellan Fund This fund invests exclusively in Fidelity Investments Magellan Mutual Fund which is an aggressive growth fund and seeks appreciation by investing primarily in common stocks and securities convertible into common stocks.


     5. International  Growth and Income Fund This fund seeks capital growth and
current  income   consistent  with  reasonable   investment  risk  by  investing
principally in foreign securities.

     6. Asset Manager Account This fund allocates its assets among and across domestic and foreign equities, bonds and short-term instruments. The fund's assets are gradually shifted to take advantage of market conditions.

     7. Datapoint Common Stock Fund This fund invests exclusively in the Company's common stock. Purchases of common stock for this fund will be made by the Trustee either on the open market or directly from the Company. The purchase price of common stock purchased directly from the Company shall be equal to the simple average of the high and low price of the common stock, as published in the Wall Street Journal on the trading day the date the common stock is purchased for this Fund. In addition, no fees or commissions will be payable in connection with the stock purchase from the Company. Any fees, commissions or other charges associated with the purchase or sale of the common stock on the open market are paid by the Common Stock Fund.

     There were 84 employees who were participants in the Plan at December 31, 1996. The number of participants in each fund was:

         Managed Income Portfolio Fund                          29
         Cash Reserves Fund                                     42
         Equity-Income Fund                                     35
         Magellan Fund                                          50
         Datapoint Common Stock Fund                             7
         International Growth & Income Fund                     17
         Asset Manager Account                                  23

     The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

     Voting - Prior to the distribution of the shares of common stock to a participant, the Trustee will exercise all voting rights of the Company's common stock allocated to a participant's account.

8.  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         1996          1995
 Net assets available for benefits per the
 financial statements                                $2,939,425     $3,888,108

 Amounts allocated to withdrawing participants           (9,773)      (576,547)

 Net assets available for benefits per the Form 5500 $2,929,652     $3,311,561



     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                 Year ended
                                                              December 31, 1996

Benefits paid to participants per the financial statements          $ 1,556,550
Add:  Amounts allocated to withdrawing participants
  at December 31, 1996                                                    9,773
Less:  Amounts allocated to withdrawing participants
  at December 31, 1995                                                 (576,547)
Benefits paid to participants per the Form 5500                     $   989,776


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                              DATAPOINT CORPORATION
                      PROFIT SHARING EMPLOYEE/SAVINGS PLAN
           Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          Year Ended December 31, 1996



       (b) Identity           (c) Description                       (e) Current
(a)     of Issue              of Investment             (d) Cost         Value


*Fidelity Investments      Cash and Cash
                                Equivalents              $12,902        $12,902

*Fidelity Investments      Managed Income Portfolio Fund
                                665,767 units           $666,857       $665,767

*Fidelity Investments      Cash Reserves Fund
                                503,277 units           $503,277       $503,277

*Fidelity Investments      Equity-Income Fund
                                  9,922 units           $306,465       $424,956

*Fidelity Investments      Magellan Fund
                                  11,643 units          $791,164       $938,998

*Datapoint Corporation     Common Stock
                                  173,726 shares        $203,407       $195,442

*Fidelity Investments      International Growth & Income Fund
                                    3,625 units          $55,293        $70,872

*Fidelity Investments      Asset Manager Account
                                   9,183 units          $137,673       $151,165
                                                      $2,677,038     $2,963,379


* Denotes party in interest

                      PROFIT SHARING/EMPLOYEE SAVINGS PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1996

                                                                                                 (h)
                                                           (c)& (d)                         Current Value of       (i)
(a)                               (b)                      Purchase            (g)            Asset on          Net Gain or
Identity of Party Involved  Description of Assets          (Sales) Price   Cost of Asset     Transaction Date      (Loss)

Category (i) - Single Transactions
*Fidelity Investments      Managed Income Portfolio Fund   $ 256,464        $256,464          $256,464              $-
*Fidelity Investments      Managed Income Portfolio Fund   $(256,464)       $256,464          $256,464              $-

Category (iii) - Series of securities transactions

*Fidelity Investments      Managed Income Portfolio Fund   $ 215,049        $215,049          $215,049              $-
*Fidelity Investments      Managed Income Portfolio Fund   $(417,385)       $417,569          $417,385              $(184)

*Fidelity Investments      Cash Reserves Fund              $  62,403        $ 62,403          $ 62,403              $-
*Fidelity Investments      Cash Reserves Fund              $(312,456)       $312,501          $312,456              $(45)

*Fidelity Investments      Magellan Fund                   $ 293,238        $293,238          $293,238              $-
*Fidelity Investments      Magellan Fund                   $(682,202)       $561,456          $682,202              $120,746

*Fidelity Investments      Equity-Income Fund              $  76,306        $ 76,306          $ 76,306              $-
*Fidelity Investments      Equity-Income Fund              $(208,004)       $147,236          $208,004              $60,768

*Fidelity Investments      Common Stock                    $ 187,591        $187,591          $187,591              $-
*Fidelity Investments      Common Stock                    $  (4,319)       $  4,465          $  4,319              $(146)

*Fidelity Investments      International Growth Fund       $  32,985        $ 32,985          $ 32,985              $-
*Fidelity Investments      International Growth Fund       $(141,285)       $128,779          $141,285              $12,506

*Fidelity Investments      Asset Manager Fund              $  48,330        $ 48,330          $ 48,330              $-
*Fidelity Investments      Asset Manager Fund              $(135,962)       $119,573          $135,962              $16,389


*Party-in-interest
Columns (e) and (f) are not applicable.